Exhibit 1

Rio de Janeiro, September 12, 2014.

Brazilian Securities and Exchange Commission

Superintendency of Corporate Relations

Company Monitoring Department

Rua Sete de Setembro, No. 111, 5th floor, Centro

Rio de Janeiro, RJ

20050-901

Attn.:	Fernando Soares Vieira
Superintendency of Corporate Relations
Daniel Alves Araújo de Souza
Company Monitoring Department

Re: Official Letter GEA-2/No. 261/2014

Dear Sirs,

Reference is made to the Letter GEA-2/No. 261/2014 (“Official Letter”) received by Oi S.A. (“Oi” or “Company”), regarding the Company’s Notice to the Market dated September 10, 2014 in response to the Letter GEA-2/No. 252/2014. We explain and clarify the following points.

In compliance with the Official Letter, the Company reiterates that it engaged Banco BTG Pactual S.A. to act as the Company’s agent to review alternatives to enable a viable proposal for the acquisition of the shares held by Telecom Italia in TIM Participações S.A. (the “Transaction”). The Company was informed that, in order to facilitate the Transaction, BTG Pactual has engaged in conversations with telecommunications companies regarding a possible Transaction. Among these companies, BTG has been in contact with América Móvil, the controlling shareholder of Claro.

The Company clarifies that, as previously disclosed on September 10, 2014, discussions with other market participants that may be interested in the Transaction is one of BTG Pactual’s roles as the Company’s agent in the Transaction.

Nevertheless, the Company clarifies that, to date, there is no understanding or agreement with respect to the Transaction’s structure, and no documents or proposals to enter into the Transaction have been signed.

A copy of the Official Letter received by the Company is attached to this response.

Regards,

Oi S.A.

OFFICIAL LETTER GEA-2/No. 261/2014                         Rio de Janeiro, September 12, 2014.

Attn.:

BAYARD DE PAOLI GONTIJO

Investor Relations Officer of

OI S.A.

Rua Humberto de Campos, No. 425, 8th floor – Leblon

Zip: 22430-190 – Rio de Janeiro, RJ

Phone: +55 (21) 3131-2918 Fax: +55 (21) 3131-1383

Email: invest@oi.net.br;             CC: gre@bvmf.com.br

Re: Request for clarification

Dear Officer,

We refer to the Notice to the Market dated September 10, 2014 in response to the Official Letter GEA-2 / No. 252/2014.

In this respect, we note that, pursuant to art. 3 of CVM Instruction No. 358/02, it is the Investor Relations Officer’s duty to disclose and inform the CVM and, if applicable, the stock exchange and over-the-counter market on which the company’s securities are admitted for trading, any material act or fact regarding or related to the company’s business, as well as to ensure its wide, immediate and simultaneous dissemination in all markets in which such securities are traded, even though the company has hired an agent. We also emphasize the obligation contained in the sole section of art. 4 of the aforementioned CVM Instruction.

That said, we reiterate the terms of Official Letter GEA-2 / No. 252/2014, considering (i) the fourth paragraph of the aforementioned Notice to the Market, and (ii) the guidelines contained in paragraph 16 of item 3.1 of Circular Letter SEP / No. 001/2014.

A copy of this letter shall be included with the company’s response, to be sent to the IPE System, under the category Notice to the Market, and subcategory Clarifications on CVM/BOVESPA Queries.

The Superintendency of Corporate Relations, in the exercise of its statutory duties and, based on item II of article 9 of Law 6,385 / 76, and section 7 c/c of article 9 of CVM Instruction CVM No. 452/07, may impose a punitive fine in the amount of R$1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance with this Official Letter (also sent via e-mail) within one business day.

Sincerely,

DANIEL ALVES ARAÚJO DE SOUZA	FERNANDO SOARES VIEIRA
Company Monitoring Manager	Corporate Relations Superintendent